November 16, 2007
Via Edgar
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
     Re:     Natural Health Trends Corp.—Registration Statement on Form S-3
Dear Sir or Madam:
     On behalf of our client, Natural Health Trends Corp. (the “Company”), this letter is in accompaniment to the Company’s filing pursuant to the Securities Act of 1933 of a Registration Statement on Form S-3 (the “Registration Statement”) relating to the re-sale of an aggregate of 5,156,361 shares of common stock (“Common Stock”) of the Company by the selling stockholders named in the Registration Statement.
     The Common Stock is issuable upon the conversion of, or otherwise in payment of the principal and interest under, the Company’s Variable Rate Convertible Debentures (“Debentures”) or the exercise of warrants (“Warrants”), which Debentures and Warrants were sold by the Company in a private placement financing that was completed in October 2007. As disclosed in the Prospectus forming a part of the Registration Statement, the Debentures are convertible, and the Warrants are exercisable, into shares of Common Stock at a fixed rate, subject to adjustment in specified circumstances. As also disclosed, in the absence of stockholder approval, (1) no more that 2,014,862 shares of Common Stock can be issued under the Debentures and (2) except in limited circumstances, the number of shares for which the Warrants are exerciseable cannot be increased through the adjustment provisions included therein. The shares of Debentures and Warrants were sold for gross cash proceeds of approximately $3.7 million, and approximately 90% of the cash proceeds were retained by the Company after the payment of offering expenses, including primarily a placement agent services fee and legal fees. As partial consideration for the placement agent’s services, the Company also issued a warrant covering 149,595 shares of its Common Stock to the placement agent, which shares of Common Stock are included in the Registration Statement.
     As described under the caption “Selling Stockholders” in the Registration Statement, seven investors participated in the private placement, each of whom represented to the Company in the private placement that it was purchasing the Debentures and Warrants for its own account for investment only and not with a view to, or for sale in connection with, a distribution. Please note that the Company believes that it has provided appropriate disclosure regarding the dilutive impact of the private placement financing in the Registration Statement under the caption “Risk Factors—The Conversion Of Our Variable Rate Convertible Debentures, The Exercise Of Our Warrants ...”
     Please feel free to contact Gary Wallace, General Counsel to the Company at 972-241-4080, or me at 214-740-8675 if you have any questions regarding the Registration Statement.

Sincerely yours,
/s/ John B. McKnight
John B. McKnight

cc:     Gary C. Wallace